

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

VIA FACSIMILE AND U.S. MAIL

July 12, 2007

Mr. Ronald P. McFadden
Chief Financial Officer
Zones, Inc.
1102 15th Street SW, Suite 102
Auburn, Washington 98001-6509

> **Re: Zones, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**

Dear Mr. McFadden:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Results of Operations, page 18

1. Please revise your discussion here and on page 20 to more clearly explain the
    reasons for the year over year increases in consolidated net sales. For example,
    your current explanation that overall net sales increased due to increased net sales
    to certain customer groups does not explain the underlying reasons for the
    increased sales to these particular customer groups. Please revise. Additionally,
    please quantify the extent to which price versus volume changes contributed to
    the overall change in net sales. See Item 303(a) of Regulation S-K and SEC
    Release No. 33-8350.

2. Where you describe two or more business reasons that contributed to a material
    change in a financial statement line item between periods, please quantify the
    extent to which each change contributed to the overall change in that line item.
    For example, with respect to the increase in gross profit in 2006, you should
    quantify the extent to which increased vendor incentives versus changes in
    product and customer mix contributed to the overall change. See Item 303(a) of
    Regulation S-K and SEC Release No. 33-8350.

Consolidated Statements of Operations, page 30

3. Please parenthetically disclose on the face of your statements of operations that
    cost of sales excludes depreciation. Refer to SAB Topic 11:B.

4. To the extent service revenues are material, please revise your statements of
    operations to disaggregate these revenues from sales of tangible products.
    Similarly disaggregate the related cost of sales line item. Refer to Rules 5-
    03(b)(1) and 5-03(b)(2) of Regulation S-X. For purposes of complying with this
    disclosure requirement, please note that commissions and fees earned on sales of
    third-party products and services reported on a net basis are considered part of
    your service revenues. Refer to paragraph 19 of EITF 99-19.

    Notwithstanding the preceding, please revise your product mix disclosures in note
    13 to disclose the dollar amount of service revenues. Refer to paragraph 37 of
    SFAS 131. Also revise your management's discussion and analysis to discuss
    the impact on net sales and profitability of changes in the mix of sales between
    sales of tangible products and service revenues.

Consolidated Statements of Cash Flows, page 32

5. Please explain to us why you present borrowings and repayments under your inventory financing arrangement in cash flows from operating activities. Unless the financing of the inventory purchases represents a seller financing situation whereby the supplier or a finance subsidiary of the supplier is providing the financing, we would expect borrowings and repayments under the facility to be classified in cash flows from financing activities. Please advise.

Notes to Consolidated Financial Statements, page 33

Note 2. Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 34

6. Please revise your disclosure to clarify whether sales of products delivered on a drop-ship basis by third party suppliers and sales of third-party services are recorded on a gross or net basis. Additionally, tell us in detail and disclose the basis in GAAP for your accounting. Refer, for guidance, to EITF 99-19. Ensure you tell us all pertinent terms of the sales arrangements, including the terms that are considered indicators of gross revenue reporting and those that are considered indicators of net revenue reporting. We may have further comment.

Note 9. Shareholders' Equity, page 40

7. For each year for which an income statement is provided, please disclose the intrinsic value of options exercised. Additionally, for fully vested share options and share options expected to vest at the latest balance sheet date, disclose the aggregate intrinsic value of options outstanding and options currently exercisable. Refer to the requirements of paragraphs A240c.(2) and A240d. of SFAS 123R.

Exhibits 31.1 and 31.2

8. Please eliminate reference to the title of your chief executive officer and chief financial officer in the introductory paragraph of your certifications. Also confirm that the inclusion of the titles was not intended to limit the capacity in which such individuals provided the certifications.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief